Exhibit 18



                            Form of Rule 18f-3 Plan

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IBJ FUNDS TRUST

                                RULE 18F-3 PLAN

RULE 18F-3

           Pursuant to Rule 18f-3 ("Rule 18f-3") of the Investment Company Act of 1940, as amended (the "Act"), an open end investment company whose shares are registered on Form N-1A may issue more than one class of voting stock (hereinafter referred to as "shares"), provided that such multiple classes of shares differ either in the manner of distribution, or in services they provide to shareholders, or both. IBJ Funds Trust (the "Trust"), a registered open-end investment management company whose shares are registered on Form N-1A, consisting of the Reserve Money Market Fund, The Bond Fund, The Core Equity Fund, The Growth and Income Fund and any future fund or series created by the Trust (collectively, the "Funds"), may offer to shareholders multiple classes of shares in the Funds in accordance with the Rule 18f-3 and this Rule 18f-3 Plan (or as amended) as described herein, upon approval of the Board of Trustees of the Trust.

AUTHORIZED CLASSES

         Each Fund may issue two classes of shares - the Service Class and the Premium Class (collectively, the "Classes" and individually, a "Class"). The Service Class may only be purchased by certain institutional investors, or other investors who at the time of purchase have a balance of $25,000 or more invested in any of the IBJ Funds, are purchasers through a trust investment manager or account manager or administered by the Adviser, are employees or ex-employees of IBJS or any of its affiliates, Furman Selz Incorporated, or any other service provider or employees of any trust customer of IBJS or any of its affiliates. The Service Class will not be offered subject to a sales load or in connection with any 12b-1 Plan or shareholder servicing fee.

         The Premium Class shares will be issued to all investors purchasing shares of the Funds who do not qualify as Service Class Investors. The Premium Class will be offered to investors subject to up to 0.35% Rule 12b-1 Plan distribution fees adopted pursuant to a Rule 12b-1 Distribution Plan (the "12b-1 Plan") and shareholder servicing fees of up to 0.50%.

         The Classes of shares issued by any Fund will be identical in all respects except for Class designation, allocation of certain expenses directly related to the distribution and/or service arrangement for a Class, and voting rights with respect to the 12b-1 Plan for the Premium Class. Shares of both Classes will represent interests in the same investment portfolio therefore, each Class is subject to the same investment objectives, policies and limitations.


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CLASS EXPENSES

         Each Class of shares shall bear expenses, not including advisory or custodial fees or other expenses related to the management of the Fund's assets, that are directly attributable to the kind or degree of services rendered to that Class ("Class Expenses"). Class Expenses, including the investment advisory fee or the fee of other service providers, may be waived or reimbursed by the Fund's investment adviser, underwriter or any other provider of services to the Fund.

EXCHANGES AND CONVERSION PRIVILEGES

         None of the Funds may offer exchange and conversion features between the Classes unless otherwise approved by the Board of Trustees of the Trust.



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                                                                      Exhibit 27

                            Financial Data Schedules